UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 5, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sunrun Inc.

File No. 1-37511 - CF#36335

_____

Sunrun Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 9, 2018.

Based on representations by Sunrun Inc. that this informationqualifies as confidential commercial or financial information under the Freedom ofInformation Act,5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from thefollowing exhibit will not be released to the public for the time periods specified:

Exhibit 10.1   through August 9, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Chief, Disclosure Management Office